[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 15, 2015

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alcoa Inc. Registration Statement on Form S-4 Filed April 7, 2015 File No. 333-203275

Dear Ms. Long:

On behalf of our client, Alcoa Inc. (“Alcoa”), we are submitting responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated May 1, 2015 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), which has been filed in connection with Alcoa’s proposed acquisition (the “Transaction”) of RTI International Metals, Inc. (“RTI”). We have also included in this letter, where applicable, responses communicated to us by counsel to, and/or representatives of, RTI and Barclays Capital Inc., financial advisor to RTI (“Barclays”).

Alcoa has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff an electronic copy of Amendment No. 1, marked to show changes since the filing of the Registration Statement on April 7, 2015.

Pamela Long

U.S. Securities and Exchange Commission

May 15, 2015

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1 as filed on EDGAR. Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 1.

Background of the Merger, page 82

1.	Your disclosure throughout this section should describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, including members of management who attended, and explain the material issues discussed and the positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see pages 83-90 of Amendment No. 1.

2.	Please provide us supplementally with copies of any board books or similar materials that Barclays used in making its financial presentations to the RTI board.

Response: In response to the Staff’s comment, we understand that a copy of the final presentation materials prepared by Barclays in connection with Barclays’ fairness opinion, dated March 8, 2015, delivered to the board of directors of RTI, is being provided by Barclays under separate cover. We understand that Barclays is providing the presentation materials on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933 and is requesting confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

3.	Please expand your disclosure to include an enhanced discussion of the reasons for the merger. For example, please provide disclosure regarding what led Mr. Kleinfeld to initiate contact with Mr. Hernandez. See Item 4(a)(2) of Form S-4. Please also briefly discuss Alcoa’s high level strategic plan that Mr. Kleinfeld described at the December 17, 2014 meeting as context for his belief that Alcoa and RTI would make strong strategic partners.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see pages 83-84 of Amendment No. 1.

Pamela Long

U.S. Securities and Exchange Commission

May 15, 2015

4.	We note that your current disclosure provides less information regarding the reasons why RTI entered into the merger agreement. Please provide more detailed disclosure in your next amendment regarding the reasons why RTI entered into the merger agreement.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see pages 86, 87, 89 and 91-93 of Amendment No. 1.

5.	We note your disclosure regarding the RTI board meeting on December 18, 2014 to discuss the meeting between Mr. Kleinfeld and Mr. Hernandez and Ms. Hickton. Please expand your disclosure to provide details regarding the RTI board’s decision to continue preliminary discussions with Alcoa regarding a merger transaction. Please also explain what the nature of the ‘contractual exclusivity’ was that Alcoa had requested.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see page 84 of Amendment No. 1.

6.	Please briefly explain the nature of the “standstill in favor of RTI” that was included in the December 22 confidentiality agreement.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see page 85 of Amendment No. 1.

7.	Please clarify the nature of the purpose and responsibilities of the Business Combination Committee that the RTI governance committee discussed forming at the December 22 meeting. In this regard, we note from your disclosure that it appears that the BC committee never met or acted independently of the entire RTI board. Please also briefly explain why each of the three directors named to that committee were chosen.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see pages 85-86 of Amendment No. 1.

8.	We note your disclosure regarding the meeting of the RTI Business Combination Committee and the other directors on January 6, 2015 during which “alternative transactions” and RTI’s prospects as a standalone company were discussed. Please expand your disclosure to discuss the alternative transactions and standalone prospects considered by the directors of RTI.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see page 86 of Amendment No. 1.

Pamela Long

U.S. Securities and Exchange Commission

May 15, 2015

9.	Please elaborate on the ‘recent comparable transactions’ discussed at the January 9 meeting. Please discuss the multiples you refer to and the basis on which RTI determined that these transactions were comparable.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see page 87 of Amendment No. 1.

10.	Communications between the parties between January 10 and January 22 refer to Alcoa’s due diligence and request for additional financial and business information about RTI. Please clarify the nature of this information, and whether it included the RTI projections that RTI presented at the January 26 meeting, which are presented elsewhere in the proxy statement/prospectus, or other material information not publicly available.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see pages 87-88 of Amendment No. 1.

11.	Please explain what aspects of Alcoa’s February 20 offer required clarification from Alcoa, including with respect to the exchange ratio. Please also clarify what “terms favorable to RTI governing the offered exchange ratio” RTI determined to seek at the February 23 meeting, and that Ms. Hickton discussed with Mr. Kleinfeld on February 25. Please also clarify the nature of the ‘certain other financial terms’ Barclays requested of Greenhill on February 24.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see pages 88-89 of Amendment No. 1.

12.	We note that the RTI board discussed the risks and merits of an all-stock transaction at its meeting on February 27. Please clarify whether an all-stock transaction had been a concern of RTI from the beginning, as we also note that Alcoa’s original offer in December and subsequent revisions were all for Alcoa stock. Please also clarify the risks and merits of the form of consideration that the RTI board discussed at this meeting.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see page 89 of Amendment No. 1. On behalf of counsel to RTI, we respectfully note to the Staff that the RTI board of directors discussed the form of consideration at several meetings, and that the proxy statement/prospectus highlights such discussion at the February 27, 2015 meeting in particular because it was a focal point of such meeting.

13.

We note your disclosure on page 86 that RTI provided Alcoa with financial projections prepared by RTI’s management, and disclosure on page 103 that the information there “was included in” RTI’s projections. Please confirm that you

Pamela Long

U.S. Securities and Exchange Commission

May 15, 2015

have disclosed all of the material financial projections that RTI provided to Alcoa on page 103, and revise the proxy statement/prospectus, if necessary, to disclose all material financial projections.

Response: We confirm on behalf of Alcoa that it has disclosed all of the material financial projections that RTI provided to Alcoa on page 106 of Amendment No. 1.

RTI’s Reasons for the Merger; Recommendation of the RTI Board of Directors, page 88

14.	Please elaborate, either here or in the Background section, on the items that supported and detracted from the RTI board’s recommendation of the merger. The significance of many of these items is unclear without additional context. For example, and not by way of limitation:

•	In the third bullet point, what information about RTI and Alcoa did the RTI board consider to be material to its recommendation, and what did the RTI board consider to be the merger’s potential effect on shareholder value?

•	How does the potential impact of the merger on RTI’s customer relationships, employees and business partners support the merger? Assuming that the RTI board believes the merger will impact these relationships favorably, please explain why.

•	In the ninth bullet point, what “other factors” did the RTI board consider relevant to the valuation of the Alcoa stock constituting the merger consideration?

•	In the thirteenth bullet point, what was RTI’s standalone strategic plan and its associated risks, and how did those compare to the specific risks and benefits of the merger that the RTI board considered?

•	What were the “other strategic alternatives reasonably available to RTI and its shareholders” that you reference in the fifteenth bullet point?

•	In the sixteenth bullet point, you refer to synergies expected to result from the merger. If these synergies were quantified, please disclose. In this regard, we also [note] that the RTI board considered the risk, addressed on page 92, that the combined company would not capture “anticipated cost savings and operational synergies”.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see pages 86, 87, 89 and 91-93 of Amendment No. 1. On behalf of counsel to RTI, we further respectfully note to the Staff that the items noted in the section “RTI’s Reasons for the Merger” should be considered in combination and in their totality as the RTI board of directors’ reasons for approving the merger agreement and recommending that RTI’s

Pamela Long

U.S. Securities and Exchange Commission

May 15, 2015

shareholders vote to adopt the merger agreement, including for purposes of the RTI board of directors’ evaluation of the merger’s potential effects on shareholder value, as the RTI board of directors did not rank or specifically ascribe weights to particular reasons.

15.	In the last paragraph beginning on page 92, please clarify that the items described in the foregoing discussion were all of the material factors that the RTI board considered in approving the merger agreement.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see page 95 of Amendment No. 1.

General, page 100

16.	We note that the description in this section regarding the relationships between RTI and Barclays does not provide a quantitative description of the fees paid to Barclays by RTI for the various services listed there. Please revise to provide such disclosure.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see page 104 of Amendment No. 1.

The Merger Agreement, page 115

17.	We note your statement that investors should not rely on the representations, warranties or covenants in the merger agreement as statements of the actual state of facts. We also note your statement that information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Alcoa or RTI. Please be advised that we regard all of the provisions of the merger agreement as disclosure to investors, and as such it is not appropriate to limit investors’ reliance on these statements. Further, notwithstanding your disclaimer regarding changes after the date of the merger agreement, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the proxy statement/prospectus not misleading. Please revise to remove the limitation on reliance and confirm your understanding. Note that we do not object to your statements cautioning investors to read these provisions in the context of your other disclosures.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see page 118 of Amendment No. 1. Further, the Company confirms its understanding that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the proxy statement/prospectus not misleading.

Pamela Long

U.S. Securities and Exchange Commission

May 15, 2015

Conditions to Complete the Merger, page 127

18.	We note your disclosure on pages 127 and 128 that it is a condition to RTI’s obligation to close that it receive an opinion of counsel to the effect that the merger will qualify as a reorganization. We further note your disclosure that this condition may be waived. Please note that you must file an executed opinion of counsel before effectiveness opining on the qualification of the merger as a reorganization.

Response: The Company acknowledges an executed opinion of counsel must be filed before effectiveness of the Registration Statement. A form of such opinion has been included as Exhibit 8.1 with Amendment No. 1. We also advise the Staff that an executed opinion of counsel regarding the validity of the shares to be issued in the merger has been filed as Exhibit 5.1 to Amendment No. 1.

Material U.S. Federal Income Tax Consequences of the Merger, page 133

19.	Please revise the final paragraph of this section, on page 135, to clarify that you discuss material, rather than “certain material” U.S. federal income tax consequences. Please also remove the statement that the discussion is “for general information only”, as this may suggest to investors that you are not responsible for the content of the discussion under the federal securities laws.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see page 138 of Amendment No. 1.

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If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (212) 403-1117.

Very truly yours,

/s/ Ronald C. Chen
Ronald C. Chen, Esq.

cc:	Brenda Hart, Esq. Assistant General Counsel and Assistant Secretary Alcoa Inc.